Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s historical ratio of earnings to fixed charges, or deficiency of earnings, for each of the periods indicated:

	Fiscal Year Ended

	February 27,		February 28,		March 1,		March 2,		February 25,
	2016		2015		2014		2013		2012

Ratio of earnings to fixed charges (1)	5.93	x	7.25	x	9.32	x	9.93	x	11.39	x

(1)	For purposes of calculating these ratios: (i) “earnings” consist of the sum of: (x) the Company’s pretax income from continuing operations and (y) fixed charges; and (ii) “fixed charges” consist of interest expense and the portion of rental expenses considered to represent an interest factor.